Exhibit 4.25

THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT AND CONSENT

This THIRD AMENDMENT TO LOAN AND SECURITY AGREEMENT AND CONSENT (this “Consent”) is entered into as of December 6, 2006, among DIAMOND JO, LLC (formerly known as Peninsula Gaming Company, LLC), a Delaware limited liability company (“DJL”), THE OLD EVANGELINE DOWNS, L.L.C., a Louisiana limited liability company (“OED”, and together with DJL, referred to hereinafter each individually as a “Borrower”, and individually and collectively, as “Borrowers”), the Lenders (as defined in the hereinafter defined Loan Agreement) signatories hereto, and WELLS FARGO FOOTHILL, INC., a California corporation, as the arranger and agent for the Lenders (“Agent”).

W I T N E S S E T H:

WHEREAS, Borrowers, Agent, and the Lenders are parties to that certain Loan and Security Agreement dated as of June 16, 2004, as amended by that certain First Amendment to Loan and Security Agreement dated as of November 10, 2004, and that certain Second Amendment to Loan and Security Agreement dated as of July 12, 2005, and as supplemented by that certain Borrower Supplement No. 1 dated as of May 13, 2005 (as amended and supplemented and as otherwise amended, restated, supplemented or otherwise modified from time to time, the “Loan Agreement”; capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Loan Agreement), pursuant to which the Lender Group has agreed to make the Term Loan, Advances and other extensions of credit to Borrowers from time to time pursuant to the terms and conditions thereof and the other Loan Documents;

WHEREAS, Borrowers have requested that the Lenders, notwithstanding the provisions of Section 7.20(b), Capital Expenditures, of the Loan Agreement, agree to permit OED to make, in addition to the capital expenditures permitted by Sections 7.20(b)(i) and 7.20(b)(ii) of the Loan Agreement, capital expenditures in an aggregate amount not to exceed $25,000,000 for the project to design, develop, construct, equip and operate that certain hotel and event center to be owned by OED and connected to the casino and racetrack of OED in Opelousas, St. Landry Parish, Louisiana (the “OED Hotel”) (such project, the “OED Hotel Project”), and the Lenders are willing to agree to the requested consent on the terms and conditions provided herein;

WHEREAS, Borrowers have further requested that certain terms and conditions of the Loan Agreement be amended, and the Lender Group and, by their respective acknowledgment hereof, Guarantors have agreed to the requested amendments on the terms and conditions provided herein;

NOW THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.             Consent.  The Lenders hereby consent to the making by OED of capital expenditures, in addition to the capital expenditures permitted by Sections 7.20(b)(i) and 7.20(b)(ii) of the Loan Agreement, in an aggregate amount not to exceed $25,000,000 for the

OED Hotel Project, so long as no Default or Event of Default has occurred and is continuing or would result as a consequence thereof.

2.             Amendments to the Loan Agreement.

(a)           Section 1.1 of the Loan Agreement, Definitions, is hereby modified and amended by deleting the definitions of “Applicable Margin” and “Operating Assets” in their respective entirety from such Section and inserting in lieu thereof, respectively, the following:

““Applicable Margin” means, as of any date of determination, effective as of July 1, 2006, the applicable percentage indicated below that corresponds to Combined EBITDA for the 12-month period ended immediately prior to the date of determination:

Pricing Level	Combined EBITDA as of the end of each fiscal quarter	Applicable Margin for Revolving Advances that are Base Rate Loans	Applicable Margin for Revolving Advances that are LIBOR Rate Loans	Applicable Margin for Letter of Credit Fee
Level I	Less than $35,000,000	0.50%	3.00%	2.50%
Level II	Greater than or equal to $35,000,000, but less than $52,000,000	0.25%	2.50%	2.50%
Level III	Greater than or equal to $52,000,000, but less than $62,000,000	0.00%	2.25%	2.25%
Level IV	Greater than or equal to $62,000,000	0.00%	2.00%	2.00%

The Applicable Margin for each Revolving Advance and the Letter of Credit Fee shall be determined as of the end of each fiscal quarter by reference to Combined EBITDA for the 12-month period then ending; provided, however, that (a) no change in the Applicable Margin shall be effective until 3 Business Days after the date on which Agent receives financial statements pursuant to Section 6.3(a), and a certificate of the chief financial officer of Parent demonstrating such amount, attaching thereto a schedule in form reasonably satisfactory to Agent of the computations used by Parent in determining such Combined EBITDA for such preceding 12 month period ending as of the end of the most recently ended fiscal quarter, and (b) the Applicable Margin shall be the interest rate margin set forth for Level I above with respect to the applicable Revolving Advances and the

Letter of Credit Fee, respectively, (i) if Parent has not submitted to Agent the information described in clause (a) of this proviso as and when required under Section 6.3(a), for so long as such information has not been received by Agent, and (ii) at the election of Agent or the Required Lenders, upon the occurrence and during the continuation of any Event of Default (whether or not the Default Rate of interest shall then be in effect).

“Operating Assets” means, collectively (i) the Ice Harbor Facility and (ii) the casino and racetrack and related Real Property owned by OED and located in Opelousas, St. Landry Parish, Louisiana, and the OED Hotel.”

(b)           Section 1.1 of the Loan Agreement, Definitions, is hereby further modified and amended by deleting the “and” appearing immediately after clause (g) of the definition of “Permitted Dispositions” and by adding the following to the end of such definition:

“and (i) so long as no Event of Default has occurred and is then continuing, dispositions of Equipment used in connection with the operation of the OED Hotel (other than FF&E Collateral) with an aggregate fair market value not to exceed $1,000,000 during the term of this Agreement”

(c)           Section 1.1 of the Loan Agreement, Definitions, is hereby further modified and amended by amending and restating clause (q) of the definition of “Permitted Lien” in its entirety as follows:

“(q)         leases or subleases of Real Property (other than the Real Property comprising the Racino Project, the OED Hotel Project and the Ice Harbor Facility) granted to others that do not interfere in any material respect with the business of Borrowers or any of the Restricted Subsidiaries or materially detract from the value of the relative assets of Borrowers or any Restricted Subsidiary;”

(d)           Section 1.1 of the Loan Agreement, Definitions, is hereby further modified and amended by adding the following definitions thereto in the appropriate alphabetical order:

““OED Hotel” means that certain hotel and event center to be owned by OED and connected to the casino and racetrack of OED in Opelousas, St. Landry Parish, Louisiana.

“OED Hotel Project” means the project to design, develop, construct, equip and operate the OED Hotel.

“Patriot Act” has the meaning set forth in Section 17.10.

“Third Amendment Closing Date” means December 6, 2006.”

(e)           Section 2.1 of the Loan Agreement, Advances, is hereby modified and amended by amending and restating subsection (b) of such Section in its entirety as follows:

“(b)         Anything to the contrary in this Section 2.1 notwithstanding, Agent shall have the right to establish reserves in such amounts, and with respect to such matters, as Agent in its Permitted Discretion shall deem necessary or appropriate, against the Borrowing Base, including reserves with respect to (i) sums that Borrowers are required to pay (such as taxes, assessments, insurance premiums, or, in the case of leased assets, rents or other amounts payable under such leases) and has failed to pay under any Section of this Agreement or any other Loan Document, and (ii) amounts owing by Borrowers or their Subsidiaries to any Person to the extent secured by a Lien on, or trust over, any of the Collateral (other than any existing Permitted Lien set forth on Schedule P-1 which is specifically identified thereon as entitled to have priority over the Agent’s Liens), which Lien or trust, in the Permitted Discretion of Agent, likely would have a priority superior to the Agent’s Liens (such as Liens or trusts in favor of landlords, warehousemen, carriers, mechanics (including, without limitation, any Liens in favor of mechanics or subcontractors arising in connection with the Racino Project or the OED Hotel Project), materialmen, laborers, or suppliers, or Liens or trusts for ad valorem, excise, sales, or other taxes where given priority under applicable law) in and to such item of the Collateral.”

(f)            Section 5.1 of the Loan Agreement, No Encumbrances, is hereby modified and amended by amending and restating such Section in its entirety as follows:

“5.1        No Encumbrances.  Each Borrower and its Subsidiaries has good and indefeasible title to their personal property assets and good and marketable title to their Real Property, including the Diamond Jo Vessels and the Real Property comprising the Racino Project, the Ice Harbor Facility and, upon the commencement thereof, the OED Hotel Project, in each case free and clear of Liens except for Permitted Liens and except for defects in title that do not interfere in any material respect with its ability to conduct its business or to utilize such property for its intended purpose.”

(g)           Section 6.2 of the Loan Agreement, Reporting, is hereby further modified and amended by amending and restating subsection (c) of such Section in its entirety as follows:

“(c) a detailed itemized report showing actual and estimated constructions costs and a statement reflecting the construction related costs incurred or reasonably expected to be incurred by Borrowers in connection with the OED Hotel Project prior to or through the construction completion date and any variances thereof,”

(h)           Section 6.3 of the Loan Agreement, Financial Statements, Reports, Certificates, is hereby modified and amended by amending and restating subsection (g) of such Section in its entirety as follows:

“(g)         as soon as any Borrower has knowledge that the construction of the OED Hotel Project cannot be completed, or has knowledge that such Borrower cannot meet its obligations under any construction documents, notice thereof and a statement of the curative action that Borrowers propose to take with respect thereto,”

(i)            Section 6.3 of the Loan Agreement, Financial Statements, Reports, Certificates, is hereby further modified and amended by amending and restating subsection (h) of such Section in its entirety as follows:

“(h)         as soon as any Borrower has knowledge thereof, notice of any proposed legislation or administrative action specifically affecting any Borrower’s or any Subsidiary of a Borrower’s gaming activities, the Racino Project, the Ice Harbor Facility or the OED Hotel Project submitted to the floor for business before any Governmental Authority in the state of Louisiana or Iowa (including the state legislature or any committee thereof),”

(j)            Section 6.20 of the Loan Agreement, Intentionally Omitted, is hereby modified and amended by amending and restating such Section in its entirety as follows:

“Section 6.20       Post-Closing Conditions.  Within 30 days after the Third Amendment Closing Date (or such later date as Agent approves in writing, in its sole and absolute discretion), deliver to Agent (a) a detailed budget on construction costs at the OED Hotel Project, in form and substance reasonably satisfactory to Agent and (b) all executed agreements, instruments and other documents required by Section 4.4 of the Loan Agreement, and all Mortgage Policies, to create, perfect and insure Liens in favor of Agent on any Real Property acquired after the Closing Date not currently subject to a Lien in favor of Agent, in form and substance satisfactory to Agent.”

(k)           Section 6 of the Loan Agreement, Affirmative Covenants, is hereby further amended and modified by adding the following Section to the end of such Section:

“Section 6.21       Patriot Act.  Following any request therefor, provide all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act.”

(l)            Section 7.4 of the Loan Agreement, Disposal of Assets, is hereby modified and amended by amending and restating subsection (a) of such Section in its entirety as follows:

“(a)         Make any sale, lease, exchange, or other disposition, in one or a series of related transactions, of the OED Hotel, or of all or any portion of the assets of Borrowers that compose the Ice Harbor Facility or the Racino Project (in each case, other than a sale or other disposition that is a Permitted Disposition);”

(m)          Section 7.4 of the Loan Agreement, Disposal of Assets, is hereby further modified and amended by amending and restating the introduction to subsection (b) of such Section in its entirety as follows:

“Make any Asset Sale other than Permitted Dispositions; provided, however, that an Asset Sale (other than a Permitted Disposition, an Asset Sale of the OED Hotel, an Asset Sale comprised of any assets that compose the Ice Harbor Facility or the Racino Project or, to the extent not otherwise covered in the foregoing, an Asset Sale of any FF&E Collateral) may be made if:”

(n)           Section 8 of the Loan Agreement, Events of Default, is hereby modified and amended by amending and restating Section 8.16 of such Section in its entirety as follows:

“8.16.     If any Governmental Authority (including the Louisiana state legislature) restricts the ability of any Borrower to operate, or restricts, limits or prohibits any Borrower from operating, its gaming business as conducted on the Closing Date or operating the Racino Project or the Ice Harbor Facility in the manner contemplated on the Closing Date or operating the OED Hotel Project in the manner contemplated on December 6, 2006, and such restriction, limit or prohibition results in a Material Adverse Change;”

(o)           Section 8 of the Loan Agreement, Events of Default, is hereby further modified and amended by deleting “or” from the end of Section 8.19 of such Section, by deleting “.” from the end of Section 8.20 of such Section and in place thereof inserting “; or” and by adding the following Section 8.21 to the end of such Section:

“8.21.     If, for a period of 30 consecutive days, any Governmental Authority terminates, suspends, amends, revokes, repeals or fails to renew any law, license, franchise, registration, qualification, finding of suitability or other approval or authorization required to enable any Borrower or any of its Subsidiaries to own, operate, or otherwise conduct or manage the OED Hotel.”

(p)           Section 17 of the Loan Agreement, General Provisions, is hereby amended and modified by adding the following Section to the end of such Section:

“Section 17.10  USA Patriot Act Notice.  Agent (for itself and not on behalf of any Lender) and each Lender that is subject to the USA Patriot Act (Title III of Pub.L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”), hereby notify Borrowers, their Subsidiaries and Guarantors that, pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies such Persons, or any of them, which information includes the name and address of such Persons, or any of them, and other information that will allow such Lender or Agent, as applicable, to identify such Persons, or any of them, in accordance with the Patriot Act.”

3.             Waiver.  The Lenders hereby waive the requirements of Section 3 of that certain Second Amendment to Loan and Security Agreement dated as of July 12, 2005, among DJL, OED, Diamond Jo Worth, LLC, the Lenders signatories thereto, and Agent; provided, however, that such waiver shall not in any manner waive the requirements of Section 4.4 of the Loan Agreement.

4.             No Other Amendments or Waivers.  Except in connection with the amendments and the waiver set forth above, the execution, delivery and effectiveness of this Consent shall not operate as an amendment of any right, power or remedy of Agent or the Lenders under the Loan Agreement or any of the other Loan Documents, nor constitute a waiver of any provision of the Loan Agreement or any of the other Loan Documents.  Except for the amendments set forth above, the text of the Loan Agreement and all other Loan Documents shall remain unchanged and in full force and effect and Borrowers hereby ratify and confirm their respective obligations thereunder.  This Consent shall not constitute a modification of the Loan Agreement or any of the other Loan Documents or a course of dealing with Agent or the Lenders at variance with the Loan Agreement or the other Loan Documents such as to require further notice by Agent or the Lenders to require strict compliance with the terms of the Loan Agreement and the other Loan Documents in the future, except as expressly set forth herein.  Borrowers acknowledge and expressly agree that Agent and the Lenders reserve the right to, and do in fact, require strict compliance with all terms and provisions of the Loan Agreement and the other Loan Documents, as amended herein.  Borrowers have no knowledge of any challenge to Agent’s or any Lender’s claims arising under the Loan Documents, or to the effectiveness of the Loan Documents.

5.             Conditions Precedent to Effectiveness.  This Consent shall become effective as of the date hereof when, and only when, Agent shall have received, in form and substance satisfactory to Agent:

(a)           counterparts of this Consent duly executed and delivered by Borrowers, Agent and the Lenders;

(b)           opinions of Borrowers’ and Guarantors’ counsel in form and substance satisfactory to Agent, such opinions to include regulatory opinions as to the due issuance and valid existence of Borrowers’ Gaming Licenses; and

(c)           evidence in form and substance satisfactory to Agent that Borrowers shall have received all licenses (including the Gaming Licenses), approvals or evidence of other actions required by any Governmental Authority, including the Louisiana Regulatory Authorities and the Iowa Gaming Authorities, necessary for the execution and delivery by Borrowers of this Consent.

6.             Representations and Warranties of Borrowers.  In consideration of the execution and delivery of this Consent by Agent and the Lenders, each Borrower hereby represents and warrants in favor of Agent and the Lenders as follows:

(a)           as to each Borrower, the execution, delivery, and performance by such Borrower of this Consent have been duly authorized by all necessary action on the part of such Borrower;

(b)           as to each Borrower, the execution, delivery, and performance by such Borrower of this Consent do not and will not (i) violate any provision of federal, state, or local law or regulation applicable to any Borrower, the Governing Documents of any Borrower, or any order, judgment, or decree of any court or other Governmental Authority binding on any Borrower, (ii) conflict with, result in a breach of, or constitute (with due notice or lapse of time or both) a default under any material contractual obligation of any Borrower (including any of the Senior Note Documents), (iii) result in or require the creation or imposition of any Lien of any nature whatsoever upon any properties or assets of any Borrower, other than Permitted Liens, or (iv) require any approval of any Borrower’s members or shareholders or any approval or consent of any Person under any material contractual obligation of any Borrower;

(c)           the execution, delivery, and performance by such Borrower of this Consent do not and will not require any registration with, consent or approval of, notice to, or other action with or by, any Governmental Authority or other Person, other than any consent or approval that has been obtained and remains in full force and effect;

(d)           as to each Borrower, the Loan Documents to which such Borrower is a party (including, without limitation, the Loan Agreement, this Consent and all other documents contemplated hereby), when executed and delivered by such Borrower, will be the legally valid and binding obligations of such Borrower, enforceable against such Borrower in accordance with their respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium, or similar laws relating to or limiting creditors’ rights generally;

(e)           no Default or Event of Default exists under the Loan Agreement or the other Loan Documents; and

(f)            as of the date hereof, all representations and warranties of Borrowers set forth in the Loan Agreement and the other Loan Documents are true, correct and complete in all material respects, except to the extent such representation or warranty expressly relates to an earlier date (in which case such statement was true and correct on and as of such earlier date).

7.             Counterparts.  This Consent may be executed in multiple counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute one and the same agreement.  In proving this Consent in any judicial proceedings, it shall not be necessary to produce or account for more than one such counterpart signed by the party against whom such enforcement is sought.  Any signatures delivered by a party by facsimile transmission or by e-mail transmission of an adobe file format document (also known as a PDF file) shall be deemed an original signature hereto.

8.             Reference to and Effect on the Loan Documents.  Upon the effectiveness of this Consent, on and after the date hereof, each reference in the Loan Agreement to “this Agreement,” “hereunder,” “hereof” or words of like import referring to the Loan Agreement, and each reference in the other Loan Documents to “the Loan Agreement” “thereunder,” “thereof” or words of like import referring to the Loan Agreement, shall mean and be a reference to the Loan Agreement as amended hereby.

9.             Affirmation of Guaranty.  By executing this Consent, each Guarantor hereby acknowledges, consents and agrees that all of its obligations and liability under the Guaranty to which it is a party remain in full force and effect, and that the execution and delivery of this Consent and any and all documents executed in connection herewith shall not alter, amend, reduce or modify its obligations and liability under such Guaranty or any of the other Loan Documents to which it is a party.

10.           Costs, Expenses and Taxes.  Borrowers agree, jointly and severally, to pay on demand all costs and expenses in connection with the preparation, execution, and delivery of this Consent and the other instruments and documents to be delivered hereunder, including, without limitation, the fees and out-of-pocket expenses of counsel for Agent with respect thereto and with respect to advising Agent as to its rights and responsibilities hereunder and thereunder.  In addition, Borrowers agree, jointly and severally, to pay any and all stamp and other taxes payable or determined to be payable in connection with the execution and delivery of this Consent and the other instruments and documents to be delivered hereunder, and agree to save Agent and the Lenders harmless from and against any and all liabilities with respect to or resulting from any delay in paying or omission to pay such taxes.  Borrowers hereby acknowledge and agree that Agent may, without prior notice to Borrowers, charge such costs and fees to Borrowers’ Loan Account pursuant to Section 2.6(d) of the Loan Agreement.

11.           Section Titles.  The section titles contained in this Consent are included for the sake of convenience only, shall be without substantive meaning or content of any kind whatsoever, and are not a part of the agreement between the parties.

12.           Entire Agreement.  This Consent and the other Loan Documents constitute the entire agreement and understanding between the parties hereto with respect to the transactions contemplated hereby and thereby and supersede all prior negotiations, understandings and agreements between such parties with respect to such transactions.

13.           GOVERNING LAW.  THE VALIDITY, INTERPRETATION AND ENFORCEMENT OF THIS CONSENT SHALL BE GOVERNED BY THE LAWS OF THE STATE OF NEW YORK.

14.           Loan Document.  This Consent shall be deemed to be a Loan Document for all purposes.

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Consent as of the day and year first written above.

BORROWERS:	DIAMOND JO, LLC, a Delaware limited liability
company

By:
Title:

THE OLD EVANGELINE DOWNS, L.L.C., a Louisiana limited liability company

By:
Title:

AGENT AND LENDERS:	WELLS FARGO FOOTHILL, INC., a California corporation, as Agent and as a Lender

By:
Title:

D.B. ZWIRN SPECIAL OPPORTUNITIES FUND, L.P. (formerly known as Highbridge/Zwirn Special Opportunities Fund, L.P.) a Delaware limited partnership, as a Lender

		By:	D.B. Zwirn Partners, LLC, its General
Partner
			By:	Zwirn Holdings, LLC, its
Managing Member

By:
Title:

[Signatures continue on following page.]

[Signatures continued from previous page.]

ACKNOWLEDGED AND AGREED:

GUARANTORS:	PENINSULA GAMING, LLC, a Delaware limited liability company

By:
Title:

PENINSULA GAMING CORP. (formerly known as The Old Evangeline Downs Capital Corp.), a Delaware corporation

By:
Title: